EA Series Trust

19 East Eagle Road

Havertown, Pennsylvania 19083

September 14, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EA Series Trust (the “Trust”)

Withdrawal of Post-Effective Amendments for Viridi ICE Global Carbon Futures Index ETF (the “Fund”)

(File Nos. 333-195493 and 811-22961)

Ladies and Gentlemen:

On behalf of the Trust, I hereby submit this application for withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A, including all exhibits relevant to the Fund (the “Amendments”), pursuant to Rule 477(a) of the Securities Act of 1933, as amended, filed via EDGAR with the Securities and Exchange Commission. The Registrant respectfully requests that the Amendments be withdrawn because the Registrant does not intend to launch the Fund. No securities have been sold in connection with the proposed offering.

Post-Effective Amendment No.	Dated Filed	Submission Type	Accession No.
115	April 1, 2022	485APOS	0001829126-22-007349
130	June 13, 2022	485BXT	0001829126-22-013415
138	July 12, 2022	485BXT	0001829126-22-014265
148	August 5, 2022	485BXT	0001829126-22-015199
157	August 31, 2022	485BXT	0001829126-22-016336

If you have any questions regarding this matter, please contact the undersigned at 215-882-9983 or Karen Aspinall, counsel to the Trust, at 949-629-3928.

/s/ John R. Vogel
John R. Vogel

Treasurer and Chief Financial Officer